Exhibit 99.1
NewLead Holdings Ltd.
Announces
Dropdown of Six Vessels
and
Ship Management Company
PIRAEUS, GREECE, April 6, 2010 — NewLead Holdings Ltd. (NASDAQ: NEWL) (“NewLead” or “the Company”) today announced it has completed the dropdown of six vessels (four drybulk vessels and two product tankers) and Newlead Shipping S.A., an integrated technical and commercial management company, from Grandunion Inc. (“Grandunion”). In connection with this transaction, NewLead transferred to Grandunion 8,844,444 shares of NewLead’s common stock and assumed existing liabilities.
Michael S. Zolotas, President and Chief Executive Officer of NewLead Holdings Ltd., stated, “The successful closing of this transaction is another step in transforming NewLead Holdings. The six vessels have quality time charters and are expected to add approximately $19.4 million in EBITDA annually. Mr. Zolotas continued, “Newlead Shipping S.A. provides us with technical and commercial management necessary for a fully integrated maritime company. We anticipate that technical and commercial management will create significant contribution to our operating profit through higher vessel utilization and operating cost efficiencies and allow NewLead to achieve a competitive cost structure.”
Six Vessels — Fleet Information

								Charter Party
								Expected End Date
					Charter Party	Charter Party	Charter Party	(Including Max.
Vessel	Year Built	DWT	Daily Rate ($)	Commissions	Commencement	Duration	Expected End Date	Option)
Drybulk Vessels Capesize
Grand Ocean	1990	149,498	15,000 1st year; 16,000 2nd year; 16,000 3rd option year	3.75% + 0.25%	2/10/2009	2 years +/- 60 days	Min. 12/10/2010 to Max. 4/10/2011	4/10/2012
Grand Venetico	1990	134,982	16,500 1st year; 18,500 balance; 18,500 option six months	3.75% + 0.25%	3/1/2009	Abt. 2.5 years +/- 60 days	Min. 7/10/2011 to Max. 11/10/2011	5/10/2012
Panamaxes
Grand Victoria	2002	75,966	18,000	3.75% + 1.25% + 1.25%	11/22/2009	Abt. 11 to abt. 13 mos.	Min. 10/7/2010 to Max. 1/6/2011	1/6/2011
Grand Rodosi	1990	68,788	10,200 net; plus profit sharing 50/50*	0.25%	7/22/2009	Abt. 3 years +/- 60 days	Min. 5/23/2012 to Max. 9/20/2012	9/20/2012

								Charter Party
								Expected End Date
					Charter Party	Charter Party	Charter Party	(Including Max.
Vessel	Year Built	DWT	Daily Rate ($)	Commissions	Commencement	Duration	Expected End Date	Option)
Product Tankers Handy size
Hiona	2003	37,337	19,500 plus profit sharing	1.25% + 1.25%	4/18/2008	36 months +/- 30 days Charterer’s option	Min. 3/18/2011 to Max. 5/18/2011	5/18/2011
Hiotissa	2004	37,330	19,500 plus profit sharing	1.25% + 1.25%	5/6/2008	36 months +/- 30 days Charterer’s option	Min. 4/6/2011 to Max. 6/6/2011	6/6/2011

*	Profit calculation: 86% of Cape Spot 4 TCE Avg. minus $10,200.
As a result of this transaction, NewLead Holdings’ fleet consists of eleven product tankers and seven drybulk carriers.
Newlead Shipping S.A.
Newlead Shipping S.A. is an integrated technical and commercial management company, appropriately licensed and staffed to provide a broad spectrum of technical and commercial management services to all segments within the maritime industry. Newlead has the following accreditations:
•	ISO 9001 from American Bureau of Shipping Quality Evaluations for a quality management system, by consistently providing a service that meets customer and applicable statutory and regulatory requirements, and enhancing customer satisfaction through, among other things, processes for continual improvement;

•	ISO 14001 from American Bureau of Shipping Quality Evaluations for environmental management, including policy and objectives targeting compliance to the legal and other requirements to which the Company subscribes;

•	Certificate of Company Compliance from ABS to the Safety, Quality and Environmental from American Bureau of Shipping.
Newlead Shipping S.A.’s management has broad expertise, including specialized knowledge required for managing oil tankers, gas carriers, chemical carriers and bulkers. Senior personnel have a successful performance record and the support of a dedicated pool of senior engineers and top-class masters.
Related Matters
Based on the outstanding shares at March 31, 2009, we believe the number of NewLead’s shares outstanding, giving effect to this transaction, will be 88,298,265.
As a result of this transaction, Grandunion owns approximately 28.5% of the Company and, as a result of the voting agreement, controls the vote of approximately 48.4% of the Company’s outstanding common shares.
For more detailed information concerning this transaction, please see the Form 6K which is anticipated to be filed shortly.
About NewLead Holdings Ltd.
NewLead Holdings Ltd. is an international shipping company that owns and operates product tankers, and dry bulk vessels. To learn more about the Company, please visit the Company’s website at www.newleadholdings.com.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as “anticipate,” “estimate,” “project,” “plan,” and “expect,” are intended to be “forward-looking” statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions and business strategy. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead’s filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Investor and Media Contact:
Laura A. Kowalcyk
CJP Communications
+1 (212) 279 3115 x.209

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